UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 16, 2006

GRAVITY Co., Ltd. ———————————————————————————————————
(Translation of registrant’s name into English)

14F Meritz Tower, 825-2 Yeoksam-Dong, Gangnam-Gu, Seoul, 135-934, Korea
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

PUBLIC NOTICE FOR CONVOCATION OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF
GRAVITY

We would like to inform shareholders that the Annual General Meeting of
Shareholders will be held pursuant to Article 22 of the Articles of
Incorporation and that all shareholders registered as of December 31, 2005 are cordially invited to attend the Annual General Meeting of Shareholders.

1. Date and Time: 9 a.m. on March 31st, 2006 (Friday) at Seoul Time

2. Venue: Conference Room (15F)
   Located at Meritz Tower 825-2 Yeoksam-Dong, Gangnam-Gu, Seoul, 135-934,
   Korea

3. Agenda
   a)Agenda to be reported
     Agendum 1: Business Report and Audit Report on fiscal year 2005
   b)Agenda to be proposed for resolution
     Agendum 1: Approval for the financial restatement result for fiscal year
                2002, 2003 and 2004
             2: Approval for balance sheet, income statement, surplus
                appropriation statement for fiscal year 2005
             3: Appointment of Directors
             4: Approval for ceiling on compensation for Directors for fiscal year 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY Co., Ltd.

Date: 03/16/2006	By:	/S/James O. Kwon
	Name:	James O. Kwon
	Title:	Chief Financial Officer